                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                          MACK-CALI REALTY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   554489 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)
     |_| Rule 13d-1(c)
     |X| Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP NO. 554489 10 4

1.       NAME OF REPORTING PERSON
         I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         The Cali Group

         John J. Cali
         Angelo R. Cali
         Edward Leshowitz
         Brant B. Cali
         John R. Cali
         Christopher Cali
         Rose Cali
         Brant Cali, as Trustee for ARC 75 Trust John R
         Brant Cali, as Trustee for ARC 75 Trust Joanne
         Brant Cali, as Trustee for ARC 75 Trust Angela
         John R. Cali, as Trustee for JJC 79 Trust
         Brant Cali, as Trustee for ARC 79 Trust
         Jonna Cali
         Philip Cali
         Estate of Jed Leshowitz
         Susan Sandson

         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |X|
                                                               (b) |_|

         -----------------------------------------------------------------------

SEC USE ONLY

         -----------------------------------------------------------------------

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
         -----------------------------------------------------------------------

NUMBER OF         5.       SOLE VOTING POWER   0
SHARES
BENEFICIALLY      6.       SHARED VOTING POWER   2,658,225
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER   0
REPORTING
PERSON WITH       8.       SHARED DISPOSITIVE POWER    2,658,225

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,658,225
         -----------------------------------------------------------------------

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                     |_|

         -----------------------------------------------------------------------

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         4.36%
         -----------------------------------------------------------------------

12.      TYPE OF REPORTING PERSON*
         OO
         -----------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                  Mack-Cali Realty Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  11 Commerce Drive, Cranford, New Jersey 07016

Item 2(a).        Name of Person Filing:

                  The Cali Group

Item 2(b).        Address of Principal Business Office:

                  11 Commerce Drive, Cranford, New Jersey 07016

Item 2(c).        Citizenship:

                  Each member of The Cali Group is a citizen of the United
                  States.

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  554489 10 4

Item 3.           Type of Reporting Person:

                  Not applicable.

Item 4.           Ownership as of December 31, 1998:

                  (a)      Amount beneficially owned:

                           2,658,225

                  (b)      Percent of class:

                           4.36%

                  (c)      Number of shares to which such person has:

                            (i)     sole power to vote or direct vote:

                           (ii)     shared power to vote or direct vote:

                                    2,658,225

                           (iii) sole power to dispose or to direct the disposition of:

                                    0

                           (iv) shared power to dispose or direct the disposition of:

                                    2,658,225

Item 5.           Ownership of Five Percent or Less of a Class.

                  The Cali Group has ceased to own greater than 5% of the stock of Mack-Cali Realty Corporation.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  See Exhibit A attached hereto.

Item 9.           Notice of Dissolution of Group.

                  As of January 1, 1999, Albert Spring, James Nugent, Roger Thomas and Barry Lefkowitz were no longer members of the Cali Group. All further filings with respect to transactions in the stock of Mack-Cali Realty Corporaiton will be filed, if required, by such individuals in their individual capacity.

Item 10.          Certification.

                  Not applicable.

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: February 18, 2000                    /s/ John J. Cali
                                            ------------------------------------
                                            John J. Cali


Dated: February 18, 2000                    /s/ John R. Cali
                                            ------------------------------------
                                            John R. Cali


Dated: February 18, 2000                    /s/ Brant B. Cali
                                            ------------------------------------
                                            Brant B. Cali


Dated: February 18, 2000                    /s/ Angelo R. Cali
                                            ------------------------------------
                                            Angelo R. Cali


Dated: February 18, 2000                    /s/ Edward Leshowitz
                                            ------------------------------------
                                            Edward Leshowitz


Dated: February 18, 2000                    /s/ Christopher Cali
                                            ------------------------------------
                                            Christopher Cali


Dated: February 18, 2000                    /s/ Jonna Cali
                                            ------------------------------------
                                            Jonna Cali


Dated: February 18, 2000                    /s/ Philip Cali
                                            ------------------------------------
                                            Philip Cali


Dated: February 18, 2000                    /s/ Rose Cali
                                            ------------------------------------
                                            Rose Cali


Dated: February 18, 2000                    /s/ Brant Cali
                                            ------------------------------------
                                            Brant Cali, as Trustee for
                                            ARC 75 Trust John R


Dated: February 18, 2000                    /s/ Brant Cali
                                            ------------------------------------
                                            Brant Cali, as Trustee for
                                            ARC 75 Trust Joanne


Dated: February 18, 2000                    /s/ Brant Cali
                                            ------------------------------------
                                            Brant Cali, as Trustee for
                                            ARC 75 Trust Angela


Dated: February 18, 2000                    /s/ John R. Cali
                                            ------------------------------------
                                            John R. Cali, as Trustee for
                                            JJC 79 Trust


Dated: February 18, 2000                    /s/ Brant Cali
                                            ------------------------------------
                                            Brant Cali, as Trustee for
                                            ARC 79 Trust

Dated: February 18, 2000                    /s/ Susan Sandson
                                            ------------------------------------
                                            Susan Sandson, as Executrix of
                                            Estate of Jed Leshowitz


Dated: February 18, 2000                    /s/ Susan Sandson
                                            ------------------------------------
                                            Susan Sandson

                                    Exhibit A

                                 THE CALI GROUP

================================================================================
NAME                                                          NUMBER OF SHARES
                                                             BENEFICIALLY OWNED*
--------------------------------------------------------------------------------
John J. Cali                                                        327,453
--------------------------------------------------------------------------------
Angelo R. Cali                                                      278,090
--------------------------------------------------------------------------------
Edward Leshowitz                                                    324,916
--------------------------------------------------------------------------------
Brant B. Cali                                                       616,670
--------------------------------------------------------------------------------
John R. Cali                                                        465,614
--------------------------------------------------------------------------------
Christopher Cali                                                     79,350
--------------------------------------------------------------------------------
Rose Cali                                                             2,663
--------------------------------------------------------------------------------
Brant Cali, as Trustee for ARC 75 Trust John R                       80,274
--------------------------------------------------------------------------------
Brant Cali, as Trustee for ARC 75 Trust Joanne                       80,274
--------------------------------------------------------------------------------
Brant Cali, as Trustee for ARC 75 Trust Angela                       80,273
--------------------------------------------------------------------------------
John R. Cali, as Trustee for JJC 79 Trust                            45,337
--------------------------------------------------------------------------------
Brant Cali, as Trustee for ARC 79 Trust                              44,291
--------------------------------------------------------------------------------
Jonna Cali                                                           66,481
--------------------------------------------------------------------------------
Philip Cali                                                          56,830
--------------------------------------------------------------------------------
Estate of Jed Leshowitz                                                   0
--------------------------------------------------------------------------------
Susan Sandson                                                       109,709
--------------------------------------------------------------------------------
TOTAL                                                             2,658,225
================================================================================

----------
     * Includes limited partnership units redeemable for shares of Common Stock and vested options to purchase shares of Common Stock.

                                   Exhibit B

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Mack-Cali Realty Corporation.


Dated: February 18, 2000
                                             /s/ John J. Cali
                                             -----------------------------------
                                             John J. Cali


                                             /s/ John R. Cali
                                             -----------------------------------
                                             John R. Cali


                                             /s/ Brant B. Cali
                                             -----------------------------------
                                             Brant B. Cali


                                             /s/ Angelo R. Cali
                                             -----------------------------------
                                             Angelo R. Cali


                                             /s/ Edward Leshowitz
                                             -----------------------------------
                                             Edward Leshowitz


                                             /s/ Christopher Cali
                                             -----------------------------------
                                             Christopher Cali


                                             /s/ Jonna Cali
                                            ------------------------------------
                                             Jonna Cali


                                             /s/ Philip Cali
                                            ------------------------------------
                                             Philip Cali


                                             /s/ Rose Cali
                                             -----------------------------------
                                             Rose Cali


                                             /s/ Brant Cali
                                             -----------------------------------
                                             Brant Cali, as Trustee for
                                             ARC 75 Trust John R


                                             /s/ Brant Cali
                                             -----------------------------------
                                             Brant Cali, as Trustee for
                                             ARC 75 Trust Joanne


                                             /s/ Brant Cali
                                             -----------------------------------
                                             Brant Cali, as Trustee for
                                             ARC 75 Trust Angela

                                             /s/ John R. Cali
                                             -----------------------------------
                                             John R. Cali, as Trustee for
                                             JJC 79 Trust


                                             /s/ Brant Cali
                                             -----------------------------------
                                             Brant Cali, as Trustee for
                                             ARC 79 Trust


                                             /s/ Susan Sandson
                                             -----------------------------------
                                             Susan Sandson, as Executrix of
                                             Estate of Jed Leshowitz


                                             /s/ Susan Sandson
                                             -----------------------------------
                                             Susan Sandson